Distribution Agreement

THIS DISTRIBUTION AGREEMENT (“Agreement”) is entered into by and between Foreside Fund Services, LLC (the “Distributor”) and Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC (each a “Fund,” and collectively, the “Funds”).

WHEREAS, a majority of the interests of Foreside Financial Group, LLC, the indirect parent of the Distributor are being sold to LM Foreside Holdings LLC (the “Transaction”).

Effective as of the closing of the Transaction, the Funds and the Distributor hereby enter into this Agreement on terms identical to those of the Distribution Agreement between the parties effective as of October 5, 2010, as amended (the “Existing Agreement”), except Section 11 of the Existing Agreement is hereby deleted and replaced in its entirety with the paragraphs below. Capitalized terms used herein without definition have the meanings given them in the Existing Agreement.

11. Duration and Termination

A. This Agreement shall become effective with respect to each Fund listed on Exhibit A hereof as of the date hereof and, with respect to each Fund not in existence on that date, on the date an amendment to Exhibit A to this Agreement relating to that Fund is executed.  Unless sooner terminated as provided herein, this Agreement shall continue for an initial one-year term and thereafter shall be renewed for successive one-year terms, provided such continuance is specifically approved as to each Fund at least annually by (i) the Fund’s Board, or (ii) by the vote of a majority (as defined in the 1940 Act and Rule 18f-2 thereunder) of the outstanding voting securities of the Fund, provided that in either event the continuance is also approved by a majority of the directors of the Board who are not parties to this Agreement and who are not interested persons (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.

B. Notwithstanding the foregoing, this Agreement may be terminated, without the payment of any penalty, with respect to a particular Fund (i) through a failure to renew this Agreement at the end of a term or (ii) upon mutual consent of the parties.  Further, this Agreement is terminable with respect to each Fund without penalty, on at least sixty (60) days’ written notice, by the Fund’s board of directors, by the vote of a majority (as defined in the 1940 Act and Rule 18f-2 thereunder) of the outstanding voting securities of the Fund, or by Distributor.

C. This Agreement may be terminated with respect to one or both Funds. This Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act and the rules thereunder).

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the closing date of the Transaction.

FORESIDE FUND SERVICES, LLC		IRONWOOD MULTI-STRATEGY FUND LLC

By:		By:	/s/ Jonathan Gans
	Richard J. Berthy, President	Name: Jonathan Gans
Title: Chief Executive Officer & President

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: Chief Executive Officer & President